Exhibit 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Principal Accounting Fees and Services” and to the use in this Annual Report on Form 40-F filed with the United States Securities and Exchange Commission of our report dated March 30, 2016, with respect to the statement of financial position of Sprott Physical Silver Trust as at December 31, 2015, and the statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2015.

We also consent to the incorporation by reference of our report dated March 30, 2016 in the Registration Statement (Form F-10 No. 333-212156).

/s/“Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 23, 2017	Licensed Public Accountants